UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING VIII LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, CA 90071

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Vadim Avdeychik, Esq.

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, together with all exhibits) (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2026 by TCW Direct Lending VIII LLC, a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Amendment No.1 is filed with the SEC on February 20, 2026, to extend the length of time that the Exchange Offer will remain open. Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.

This Amendment No. 1 is being filed solely to extend the expiration date of the Exchange Offer to 5:00 p.m. New York City time, on March 6, 2026, unless the Exchange Offer is extended or earlier terminated.

All references to the expiration of the Exchange Offer shall be deemed to be amended to the above referenced information.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offer to Exchange as the same may be further amended or supplemented and filed with the SEC.

Item 1. Summary Term Sheet.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Terms of the Transaction.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

(c) Extension of the Exchange Offer. DL VIII is extending the expiration date of the Exchange Offer until 5:00 p.m. New York City time, on March 6, 2026, unless the Exchange Offer is extended or earlier terminated. The Exchange Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on February 20, 2026, unless the Exchange Offer was extended or earlier terminated. Throughout the Schedule TO, the Exchange Offer and the other offering materials and acceptance and exercise documents, all references to the expiration date of the Exchange Offer are hereby amended to extend the expiration date of the Exchange Offer until 5:00 p.m. New York City time, on March 6, 2026, unless the Exchange Offer is extended or earlier terminated.

(d) Clarification of Withdrawal Rights. If you change your mind and do not want to participate in the Exchange Offer, you may submit a Notice of Withdrawal to TCW Asset Management Company LLC (the “Adviser”) at the address or email indicated in the Exchange Offer filed with the SEC on January 14, 2026 at any time prior to the expiration of the Exchange Offer, which is now 5:00 p.m. New York City time, on March 6, 2026. The Notice of Withdrawal must be properly completed and must be returned to the Adviser on or prior to the expiration of the Exchange Offer.

Item 12. Exhibits.

Item 12 of the Schedule  TO is hereby amended and supplemented to include the following:

(a)(1)(L) Email to Unitholders, dated February 20, 2026

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2026

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer